UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42014

TOP WEALTH GROUP HOLDING LIMITED

(Translation of registrant’s name into English)

Units 714 & 715

7F, Hong Kong Plaza

Connaught Road West

Hong Kong

Tel: +852 36158567

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Kim Kwan Kings, WONG

Effective on August 18, 2026, Mr. Kim Kwan Kings, WONG (“Mr. Wong”) resigned as Chief Executive Officer of Top Wealth Group Holding Limited (the “Company”) and is redesignated as a non-executive director of the Company. Mr. Wong has indicated that his resignation from the position of Chief Executive Officer is not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. Mr. Wong will continue to serve as the Chairman of the Board of Directors (the “Board”) and as a non-executive director of the Company.

Yuen Cheong Carp, LEE

Effective on August 18, 2026, the Board approved the appointment of Mr. Yuen Cheong Carp, LEE (“Mr. Lee”) as Chief Executive Officer and Deputy Chairman of the Board, to fill the vacancy of Mr. Wong as a result of Mr. Wong’s resignation from his position as Chief Executive Officer.

Mr. Lee has served as an executive director of the Company since February 23, 2026, having previously served as an independent director, chairman of the Compensation Committee, and a member of the Audit Committee and the Nominating Committee of the Company from December 31, 2025 to February 23, 2026.

In connection with his appointment, the Company and Mr. Lee entered into an employment agreement, which sets forth the terms of Mr. Lee’s employment as Chief Executive Officer, Deputy Chairman of the Board and an executive director of the Company on terms consistent with the Company’s compensation practices for executive officers.

Mr. Lee has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Lee had, or will have, a direct or indirect material interest.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Chief Executive Officer, Deputy Chairman and Director Employment Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2026	Top Wealth Group Holding Limited

	By:	/s/ Kim Kwan Kings, WONG
	Name:	Kim Kwan Kings, WONG
	Title:	Chairman and Director

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